                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          THE PERKIN-ELMER CORPORATION
        ----------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                  714041-10-0
                         -------------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              65 East 55th Street
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 6, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


                         Continued on following page(s)
                               Page 1 of 21 Pages
                            Exhibit Index: Page 16



- ----------------------------

* Initial filing with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc.

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                      PAGE 2 OF 21 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                           / /

6        Citizenship or Place of Organization

                 Cayman Islands


                        7       Sole Voting Power
  Number of                              0
   Shares
Beneficially            8       Shared Voting Power
  Owned By                               0
    Each
  Reporting             9       Sole Dispositive Power
   Person                                0
    With
                        10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                      4.6%

14       Type of Reporting Person*

         IC, OO

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                  PAGE 3 OF 21 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                           / /

6        Citizenship or Place of Organization

                 United States

                         7       Sole Voting Power
  Number of                               0
   Shares
Beneficially             8       Shared Voting Power
  Owned By                                2,035,775
    Each
  Reporting              9       Sole Dispositive Power
   Person                                 0
    With
                         10      Shared Dispositive Power
                                          2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                      4.6%

14       Type of Reporting Person*

         IA; PN

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                  PAGE 4 OF 21 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                           / /

6        Citizenship or Place of Organization

                 United States

                         7       Sole Voting Power
  Number of                               0
   Shares
Beneficially             8       Shared Voting Power
  Owned By                                2,035,775
    Each
  Reporting              9       Sole Dispositive Power
   Person                                 0
    With
                         10      Shared Dispositive Power
                                          2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                      4.6%

14       Type of Reporting Person*

         CO

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                PAGE 5 OF 21 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                           / /

6        Citizenship or Place of Organization

                 United States

                         7       Sole Voting Power
  Number of                             542,382
   Shares
Beneficially             8       Shared Voting Power
  Owned By                              2,873,831
    Each
  Reporting              9       Sole Dispositive Power
   Person                               542,382
    With
                         10      Shared Dispositive Power
                                        2,873,831

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        3,416,213

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                      7.8%

14       Type of Reporting Person*

         IA; IN

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                               PAGE 6 OF 21 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                       /x/

6        Citizenship or Place of Organization

                 United States

                        7       Sole Voting Power
  Number of                            393,136
   Shares
Beneficially            8       Shared Voting Power
  Owned By                             2,035,775
    Each
  Reporting             9       Sole Dispositive Power
   Person                              393,136
    With
                        10      Shared Dispositive Power
                                       2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,428,911

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                           / /

13       Percent of Class Represented By Amount in Row (11)
                                      5.5%

14       Type of Reporting Person*

         IA; IN

         This Amendment No. 9 to Schedule 13D relates to the Shares (the "Shares") of Common Stock, par value $1.00 per share, issued by The Perkin-Elmer Corporation (the "Issuer"). This Amendment No. 9 further amends the initial statement on Schedule 13D filed on January 7, 1991 (the "Initial Statement") and is being filed to report a recent transfer of Shares previously acquired by one of the Reporting Persons for the account of one of its institutional clients to a newly-formed institutional client managed by a newly-formed affiliate of such Reporting Person. This statement constitutes an initial statement for the newly-formed entities, as more fully set forth herein. Reference is made to Amendment No. 8 to the Initial Statement (which amended and restated the Initial Statement, as amended) for certain defined terms not otherwise defined herein. Amendment No. 8 is hereby amended and supplemented as follows:

ITEM 2.       IDENTITY AND BACKGROUND.

      This statement is filed on behalf of:

      (1) Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QI Partners");

      (2) QIH Management Investor, L.P., an investment advisory firm organized as a Delaware limited partnership ("QIHMI");

      (3) QIH Management, Inc., a Delaware corporation and sole general partner of QIHMI;

      (4) Mr. George Soros in his personal capacity and in his capacity as sole shareholder of QIH Management, Inc., the sole general partner of QIHMI ("Mr. Soros"); and

      (5) Mr. Purnendu Chatterjee ("Mr. Chatterjee") in his personal capacity, in his capacity as Sub-Advisor to QI Partners and in his capacity as sole general partner of Chatterjee Fund Management, L.P. which is the sole general partner of Winston Partners, L.P. ("Winston")

(the "Reporting Persons").

                             The Reporting Persons

QUANTUM INDUSTRIAL PARTNERS LDC

      This statement relates to Shares originally acquired at the direction of SFM for the account of Quantum Fund which were subsequently transferred to Quantum Partners as of August 1, 1993. As of April 6, 1994, all of the Shares held for the account of Quantum Partners were transferred to QI Partners, a newly-formed Cayman Islands limited duration company of which a majority of the outstanding shares are held by Quantum Industrial Holdings Limited, a newly-formed British Virgin Islands international business company ("Quantum Industrial" and together with QI Partners, the "Quantum Industrial Entities"). The principal business of QI Partners is investment in securities. The principal business of Quantum Industrial is investment and trading in securities and other assets, both directly and indirectly through its investment in QI Partners. The principal office of the Quantum Industrial Entities is located at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Current information concerning the identity and background of the directors and officers of the Quantum Industrial Entities is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

      During the past five years, neither of the QI Industrial Entities has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any one of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

QIHMI, QIH MANAGEMENT, INC. AND MR. SOROS

      QIHMI, an affiliate of SFM, holds the remaining outstanding shares of, and, pursuant to the constituent documents of QI Partners, is vested with investment discretion with respect to the portfolio assets held for the account of, QI Partners. However, any proposed investment in excess of $30 million is subject to the approval of the investment advisory committee of QI Partners, currently comprised of two individuals, Mr. Kenneth G. Langone and Mr. Paul Soros. QIHMI, by reason of such investment discretion, may be considered a beneficial owner of securities held by QI Partners (including the Shares) for purposes of Section 13(d) of the Exchange Act.

      The principal business of QIHMI is to provide management and advisory services to, and to invest in, QI Partners. The sole business of QIH Management, Inc., of which Mr. Soros is the sole shareholder, is to serve as the sole general partner of QIHMI. QIH Management, Inc., as the sole general partner of QIHMI, and Mr. Soros, as the sole shareholder of QIH Management, Inc., a Delaware corporation and the sole general partner of QIHMI, may also be deemed beneficial owners of securities held by QI Partners (including the Shares) for purposes of Section 13(d) of the Exchange Act. QIHMI has the authority to delegate portions of the investment program of QI Partners to sub-advisors. QIHMI and QIH Management, Inc. have their principal office at 888 Seventh Avenue, New York, New York 10106.

      During the past five years, none of QIHMI, QIH Management, Inc. nor Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any one of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Current information concerning the identity and background of the directors and officers of QIH Management, Inc. is set forth in Annex B hereto, which is incorporated herein by reference.

WINSTON, CHATTERJEE FUND MANAGEMENT AND MR. CHATTERJEE

      Effective as of April 6, 1994, Mr. Chatterjee was appointed by QIHMI as a sub-advisor of QI Partners with respect to the Shares of the Issuer currently reported as being held for the account of QI Partners. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Mr. Chatterjee as a sub-advisor of QI Partners with respect to the Shares held for the account of QI Partners may be deemed a "beneficial owner" of such Shares.

      Mr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares were transferred by Quantum Partners to QI Partners at an aggregate price equal to $66,162,687.50 in exchange for shares of QI Partners, which were issued as part of the "Quantum Industrial Distribution" (as described in Item 6 hereof).

            QI Partners holds the Shares in margin accounts maintained for it with Arnhold and S. Bleichroeder, Inc., which extends margin credit to QI Partners as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the margin account, including the Shares, are pledged as collateral security for the repayment of debit balances in the account.

ITEM 4.     PURPOSE OF TRANSACTION.

            QI Partners acquired the Shares from Quantum Partners as part of the Quantum Industrial Distribution. None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of Shares beneficially owned by the Reporting Persons is 3,809,349 (approximately 8.7% of the total number of Shares outstanding).

             i) QI Partners is the beneficial owner of 2,035,775 (approximately 4.6% of the total number of Shares outstanding).

            ii) QIHMI, by reason of the investment authority it shares with Mr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 2,035,775 Shares held by QI Partners.

           iii) QIH Management, Inc. as the sole general partner of QIHMI may be deemed a beneficial owner of the 2,035,775 Shares held by QI Partners.

            iv) Mr. Soros may be deemed the beneficial owner of 3,416,213 Shares (approximately 7.8% of the total number of Shares outstanding). This number consists of (a) 542,382 Shares owned directly by Mr. Soros, (b) 838,056 Shares owned by Soros Charitable Foundation, a New York trust (the "Foundation") of which Mr. Soros (as one of three trustees of the Foundation) may be considered a beneficial owner and (c) 2,035,775 Shares owned by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner.

             v) Mr. Chatterjee may be deemed the beneficial owner of 2,428,911 Shares (approximately 5.5%) of the total number of Shares outstanding). This number includes (a) 129,100 Shares owned directly by Mr. Chatterjee; (b) 59,794 Shares owned by Chatterjee Fund Management, L.P., (c) 204,242 Shares owned by Winston; and (d) the 2,035,775 Shares owned by QI Partners.

             The filing of this statement on a joint basis by QI Partners, QIHMI, QIH Management, Inc. Mr. George Soros and Mr. Chatterjee shall not be construed as an admission that any of the Reporting Persons other than Mr. Chatterjee is the beneficial owner of any Shares held or to be held for the accounts of Chatterjee Fund Management, L.P. or Winston nor that Chatterjee Fund Management, L.P. or Winston is the beneficial owner of Shares held for the account of QI Partners.

     (b) The power to direct the disposition and voting of the 2,035,775 Shares presently owned by QI Partners is shared by Mr. Chatterjee and QIHMI.

     (c) Except for the transfer of Shares previously held by Quantum Partners to QI Partners, there have been no transactions with respect to the Shares since February 14, 1994, 60 days prior to the date hereof, by any of the Reporting Persons or other persons previously identified in response to Item 2.

     (d) The shareholders of the Quantum Industrial Entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the Quantum Industrial Entities (including the Shares) in accordance with their share ownership interests in the respective Quantum Industrial Entities.

     (e)     As of August 1, 1993, Quantum Fund N.V. ceased to be a
"beneficial owner" of Shares within the meaning of Section 13(d) of the Exchange Act although it continued to have an indirect interest therein through its ownership of shares in Quantum Partners. On April 6, 1994, Quantum Partners and SFM ceased to be "beneficial owners" of Shares within the meaning of Section 13(d) of the Exchange Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 6, 1994, Quantum Fund N.V., the principal shareholder of Quantum Partners, and three other investment funds managed by SFM (collectively, the "Quantum Group of Funds"), paid distributions to their respective shareholders (the "Quantum Industrial Distribution"). Such shareholders were given the option of receiving their distribution either in cash, in shares of Quantum Industrial or in shares of another new fund. In connection with the Quantum Industrial Distribution, Quantum Partners transferred to QI Partners various portfolio positions, including the Shares, identified by SFM as being suitable for the investment program to be conducted by QI Partners in exchange for shares of QI Partners. Such shares of QI Partners were simultaneously exchanged by Quantum Partners for shares of Quantum Industrial, and such shares of Quantum Industrial were among those distributed by the Quantum Group of Funds to those of its shareholders who had elected to receive such shares in lieu of a cash distribution.

     Except as otherwise indicated in this statement, the Reporting Persons do not have any contracts, arrangements, understanding or relationships with respect to any securities of this Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

       (A) Joint Filing Agreement, dated as of November 7, 1990, by and among Quantum Fund N.V. and Mr. George Soros and Mr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

       (B) Power of Attorney, dated July 30, 1992, granted by Mr. Purnendu Chatterjee in favor of Mr. W. James Peet (filed as Exhibit D to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

       (C) Power of Attorney, dated September 23, 1992, granted by Quantum Fund N.V. in favor of Mr. Sean C. Warren (filed as Exhibit E to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

       (D) Power of Attorney dated December 11, 1991 granted by George Soros in favor of Mr. Sean C. Warren (filed as Exhibit F to Amendment No. 4 to the Initial Statement and incorporated herei by reference).

       (E) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Mr. Chatterjee.

       (F) Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  April 15, 1994                   QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:   /s/ Sean C. Warren
                                              -------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact



                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:   QIH Management, Inc.
                                              General Partner


                                              By:  /s/ Sean C. Warren
                                              -------------------------
                                                   Sean C. Warren
                                                   Vice President


                                        QIH MANAGEMENT, INC.


                                        By:   /s/ Sean C. Warren
                                              -------------------------
                                              Sean C. Warren
                                              Vice President


                                        GEORGE SOROS


                                        By:   /s/ Sean C. Warren
                                              -------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact



                                              /s/ Purnendu Chatterjee
                                              -------------------------
                                              PURNENDU CHATTERJEE

                                   SIGNATURES
                                    (cont'd)


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  April 15, 1994                      QUANTUM FUND N.V.

                                           By: /s/ Sean C. Warren
                                               -------------------------
                                               Sean C. Warren
                                               Attorney-in-Fact

                                    ANNEX A

                       DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC


     Name/Title/Citizenship                      Principal Occupation                         Business Address
     ----------------------                      --------------------                         ----------------
         Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
         Company N.V.                                  corporations                               Curacao,
          Managing Director                                                                       Netherlands Antilles
          (Netherlands Antilles)




                                INVESTMENT ADVISORY COMMITTEE OF QUANTUM INDUSTRIAL PARTNERS LDC

         Kenneth G. Langone                            Managing Director of                       375 Park Avenue
          Advisor                                      Invemed Associates, Inc.                   New York, New York 10152
          (United States)                                                                         U.S.A.

         Paul Soros                                    Engineer                                   485 Park Avenue
          Advisor                                                                                 New York, New York 10017
          (United States)                                                                         U.S.A.


                                   DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL HOLDINGS LIMITED

     Name/Title/Citizenship                      Principal Occupation                         Business Address
     ----------------------                      --------------------                         ----------------
         Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
         Company N.V.                                  corporations                               Curacao,
          Managing Director                                                                       Netherlands Antilles
          (Netherlands Antilles)

         Alberto Foglia                                Principal of Banca del Ceresio             Via Pretorio 13
          Member of Board of                                                                      6901 Lugano
          Advisors                                                                                Switzerland
          (Switzerland)

         Richard Katz                                  Investment Banker                          Villa La Sirena
          Chairman of Board                                                                       Vico dell'Olivetta 12
          of Advisors                                                                             18097 Mortola Inferiore
          (United Kingdom)                                                                        Ventimiglia
                                                                                                  Italy

         Kenneth G. Langone                            Managing Director of                       375 Park Avenue
          Member of Board                              Invemed Associates, Inc.                   New York, New York 10152
          of Advisors                                                                             U.S.A.
          (United States)

         Beat Notz                                     Principal of Notz, Stucki & Cie            98, rue de Saint-Jean
          Member of Board                                                                         1211 Geneva
          of Advisors                                                                             Switzerland
          (France)

         Edgar D. de Picciotto                         Chief Executive Office of                  96-98, rue du Rhone
          Member of Board                              CBI-TDB                                    1211 Geneva
          of Advisors                                  Union Bancaire Privee                      Switzerland
          (Switzerland)


During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                      ANNEX B

                DIRECTORS AND OFFICERS OF QIH MANAGEMENT, INC.


Name/Title/Citizenship                        Principal Occupation                         Business Address
- ----------------------                        --------------------                         ----------------
Gary Gladstein                                Managing Director of Soros Fund              888 Seventh Avenue
  Director,                                   Management                                   New York, New York
  President                                                                                U.S.A.
  (United States)

Sean Warren                                   Managing Director of Soros                   888 Seventh Avenue
 Director,                                    Fund Management                              New York, New York
 Vice President, Secretary                                                                 U.S.A.
 (United States)

Peter Streinger                               Chief Accountant of Soros Fund               888 Seventh Avenue
 Treasurer                                    Management                                   New York, New York
 (United States)                                                                           U.S.A.




During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               INDEX OF EXHIBITS



EXHIBIT                                                                                                                  PAGE
- -------                                                                                                                  ----
 G              Joint Filing Agreement dated as of April 15, 1994, by and among Quantum Industrial Partners LDC,         17
                QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Mr. Purdendu Chatterjee

 H              Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial          18
                Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren